SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30465; 813-370]

JPMorgan Chase & Co., et al.; Notice of Application

April 16, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application to amend prior orders under sections 6(b) and 6(e) of the

Investment Company Act of 1940 ("Act") granting an exemption from all provisions of the

Act, except section 9, and sections 36 through 53, and the rules and regulations thereunder.

With respect to sections 17 and 30 of the Act, and the rules and regulations thereunder, and

rule 38a-1 under the Act, the exemption is limited as set forth in the application.

Summary of Application: Applicants request an order to amend prior orders exempting

certain limited partnerships and other entities formed for the benefit of eligible employees

of JPMorgan Chase & Co. and its affiliates from certain provisions of the Act. Each

partnership will be an "employees' securities company" within the meaning of section

2(a)(13) of the Act.

Applicants: JPMorgan Chase & Co. (the "Company"); Chase Co-Invest June 2000

Partners, LP, Chase Co-Invest March 2000 Partners, LP, J.P.Morgan Chase Co-Invest

Partners 2001 A-2, LP, J.P.Morgan Chase Co-Invest Partners 2001 B-2, L.P., J.P.Morgan

Chase Co-Invest Partners 2002, LP, J.P.Morgan Chase Co-Invest Partners 2003, LP,

J.P.Morgan Chase Co-Invest Partners 2004, LP, Sixty Wall Street Fund, L.P., 522 Fifth

Avenue Fund, L.P., OEP II Co-Investors, L.P., OEP III Co-Investors, L.P., and Hambrecht

& Quist Employee Venture Fund, L.P. (collectively, the "Existing Partnerships"); The BSC

Employee Fund, L.P., The BSC Employee Fund II, L.P., The BSC Employee Fund III, L.P.,

The BSC Employee Fund IV, L.P., The BSC Employee Fund V, L.P., The BSC Employee Fund VI, L.P., The BSC Employee Fund VII, L.P., The BSC Employee Fund VIII (Cayman), L.P., and Bear Stearns Health Innoventures Employee Fund, L.P. (collectively, the "Bear Stearns Partnerships").

Filing Dates: The application was filed on February 8, 2008, and amended on May 29, 2008, October 29, 2008, April 8, 2011, July 24, 2012, and January 18, 2013. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 13, 2013, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, 270 Park Avenue, New York, NY 10017.

For Further Information Contact: Christine Y. Greenlees, Senior Counsel, at (202) 551-6879, or Dalia Osman Blass, Assistant Director, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number,

or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or

by calling (202) 551-8090.

Applicants' Representations:

1.   The Company is a financial holding company and a Delaware corporation.

The Company and its "affiliates," as defined in rule 12b-2 under the Securities Exchange

Act of 1934 (the "Exchange Act") (each an "Affiliate"), are referred to collectively as

"JPMorgan Chase." The Company is a leader in investment banking, financial services

for consumers and businesses, financial transaction processing and asset management.

2.   The Existing Partnerships are operating in accordance with the terms and

conditions of the Prior Orders.[1] The Bear Stearns Partnerships were formed in reliance on

an exemptive order issued by the Commission.[2] The Existing Partnerships and the Bear

Stearns Partnerships are closed to new investors. Applicants intend to offer additional

investment vehicles identical in all material respects to the Existing Partnerships (other than

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[1] The Prior Orders are: *Chase Global Co-Invest Partners 1997, L.P. and The Chase Manhattan Corporation*, Investment Company Act Release Nos. 23202 (May 21, 1998) (notice) and 23261 (June 17, 1998) (order), *Hambrecht & Quist Employee Venture Fund, L.P., et al.*, Investment Company Act Release Nos. 23396 (August 21, 1998) (notice) and 23438 (September 16, 1998) (order), and *Sixty Wall Street Fund, L.P., et al*., Investment Company Act Release Nos. 23543 (November 20, 1998) (notice) and 23601 (December 16, 1998) (order).

[2] *The BSC Employee Fund, LP. and BSCGP Inc.*, Investment Company Act Release Nos. 22656 (May 7, 1997) (notice) and 22695 (June 3, 1997) (order) (the "BSC Order"). On March 16, 2008, the Company and The Bear Stearns Companies Inc. (now The Bear Stearns Companies LLC) ("Bear Stearns") entered into an Agreement and Plan of Merger, as amended (the "Merger Agreement"). The Merger Agreement provided that, upon the terms and subject to the conditions set forth in the Merger Agreement, a wholly-owned subsidiary of the Company would merge with and into Bear Stearns with Bear Stearns continuing as the surviving corporation and as a wholly-owned subsidiary of the Company (the "Bear Stearns Transaction"). As a result of the Bear Stearns Transaction, the general partners of the Bear Stearns Partnerships are Affiliates of the Company.

specific investment terms, investment objectives and strategies and form of organization) (the "Partnerships"). The Existing Partnerships will continue to comply with the terms and conditions of the Prior Orders. Any Partnership formed after the date of the initial filing of the application and Bear Stearns Partnership formed in reliance on the BSC Order will comply with the terms and conditions of the requested order.[3]

3.   The Partnerships will be established primarily for the benefit of highly compensated employees of JPMorgan Chase, as part of a program designed to create capital building opportunities that are competitive with those at other financial services firms and to facilitate the recruitment of high caliber professionals. These programs may be structured as different Partnerships, or as separate plans within the same Partnership. Each Partnership will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act. Each of the Partnerships will operate as a diversified or non-diversified, closed-end investment company within the meaning of the Act. JPMorgan Chase will control the Partnerships within the meaning of section 2(a)(9) of the Act.

4.   Each Partnership will have a general partner or manager that is an Affiliate of the Company ("General Partner"). The General Partner of each Partnership will manage, operate and control that Partnership. The General Partner will be authorized to delegate investment management responsibility to a JPMorgan Chase entity or to a committee of JPMorgan Chase employees, provided that the ultimate responsibility for and

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[3] For purposes of this application, (i) a Bear Stearns Partnership will be considered a Partnership, (ii) any Bear Stearns Affiliate(s) acting as general partners(s) to a Bear Stearns Partnership will be considered a General Partner (as defined below), (iii) Eligible Employees (as defined below) of Bear Stearns and its Affiliates and their Qualified Participants (as defined below) will be considered Eligible Employees and Qualified Participants, respectively, and (iv) all references to JPMorgan Chase will be deemed to include Bear Stearns and its Affiliates.

control of each Partnership remain with the General Partner. The General Partner will

delegate management responsibility only to entities that control, are controlled by, or are

under common control with JPMorgan Chase. Any JPMorgan Chase entity that is

delegated the responsibility of making investment decisions for the Partnership will be

registered as an investment adviser under the Investment Advisers Act of 1940 (the

"Advisers Act") if required under applicable law. The General Partner, JPMorgan Chase,

or any employees of the General Partner or JPMorgan Chase may be entitled to receive

compensation or a performance-based fee (such as a "carried interest")[4] based on the

gains and losses of the investment program or of the Partnership's investment portfolio. All

Partnership investments are referred to herein collectively as "Portfolio Investments."

5.   Interests in the Partnerships ("Interests") will be offered without

registration in reliance on section 4(2) of the Securities Act of 1933 (the "Securities Act")

or Regulation D under the Securities Act, and will be sold only (a) to Eligible Employees,

(b) at the request of Eligible Employees and the discretion of the General Partner, to

Qualified Participants of such Eligible Employees, or (c) to JP Morgan Chase entities, each

as defined below. Prior to offering an Interest to an Eligible Employee, the General

Partner must reasonably believe that each Eligible Employee that is required to make an

investment decision with respect to whether or not to participate in a Partnership, or to

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[4] A "carried interest" is an allocation to the General Partner, a Participant (as defined below) or the
JPMorgan Chase entity acting as the investment adviser to a Partnership based on net gains in addition to
the amount allocable to any such entity in proportion to its capital contributions. A General Partner,
Participant or JPMorgan Chase entity that is registered as an investment adviser under the Advisers Act may
charge a carried interest only if permitted by rule 205-3 under the Advisers Act. Any carried interest paid
to a General Partner, Participant or JPMorgan Chase entity that is not registered under the Advisers Act also
may be paid only if permitted by rule 205-3 under the Advisers Act as if such entity were registered under the
Advisers Act.

request that a related Qualified Participant be permitted to participate, will be a

sophisticated investor capable of understanding and evaluating the risks of participating

in the Partnership without the benefit of regulatory safeguards. Participation in a

Partnership will be voluntary. The term "Partners" refers to all partners or members of,

or other investors in the Partnerships, and the term "Participants" refers to all partners or

members of, or other investors in the Partnerships other than the General Partner.

6.   Only those employees of JPMorgan Chase who qualify as "Eligible

Employees" will be able to participate in the Partnerships. In order to qualify as an

"Eligible Employee," (a) an individual must (i) be a current or former employee or

current Consultant (as defined below) of JPMorgan Chase and (b) except for certain

individuals who manage the day-to-day affairs of the Partnership in question

("Managing Employees")[5] and a limited number of other employees of JPMorgan

Chase[6] (collectively, "Non-Accredited Investors"), meet the standards of an

"accredited investor" under in rule 501(a)(5) or 501(a)(6) of Regulation D, or (b) an entity

must (i) be a current Consultant of JPMorgan Chase[7] and (ii) meet the standards of an

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[5] A Managing Employee may invest in a Partnership if he or she meets the definition of "knowledgeable employee" in rule 3c-5(a)(4) under the Act with the Partnership treated as though it were a "Covered Company" for purposes of the rule.

[6] Such employees must meet the sophistication requirements set forth in rule 506(b)(2)(ii) of Regulation D under the Securities Act and may be permitted to invest his or her own funds in the Partnership if, at the time of the employee's investment in a Partnership, he or she (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment banking or similar business experience, and (c) has had reportable income from all sources of at least $100,000 in each of the two most recent years and a reasonable expectation of income from all sources of at least $140,000 in each year in which such person will be committed to make investments in a Partnership. In addition, such an employee will not be permitted to invest in any year more than 10% of his or her income from all sources for the immediately preceding year in the aggregate in such Partnership and in all other Partnerships in which he or she has previously invested.

[7] A "Consultant" is a person or entity whom JPMorgan Chase has engaged on retainer to provide services and professional expertise on an ongoing basis as a regular consultant or as a business or legal advisor to

"accredited investor under rule 501(a) of Regulation D. A Partnership may not have more than 35 Non-Accredited Investors. It is anticipated that, at the sole discretion of the General Partner, Consultants of JPMorgan Chase may be offered the opportunity to participate in the Partnerships.[8]

      7.   In the discretion of the General Partner and at the request of an Eligible Employee, Interests may be assigned by such Eligible Employee, or sold directly by the Partnership, to a Qualified Participant of an Eligible Employee. In order to qualify as a "Qualified Participants" an individual or entity must (a) be an Eligible Family Member or Qualified Investment Vehicle (in each case as defined below), respectively, of an Eligible Employee, and (b) if purchasing an Interest from a Partnership, come within one of the categories of an "accredited Investor" under rule 501(a) of Regulation D. An "Eligible Family Member" is a spouse, parent, child, spouse of child, brother, sister or grandchild of an Eligible Employee, including step and adoptive relationships. A "Qualified Investment Vehicle" is (a) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee, (b) a partnership, corporation or other entity controlled by an Eligible Employee, or (c) a trust or other entity established solely for the benefit of an Eligible Employee or Eligible Family Members of an Eligible Employee.[9]

JPMorgan Chase and who shares a community of interest with JPMorgan Chase and JPMorgan Chase employees.

[8] In order to participate in the Partnerships, Consultants will be required to be sophisticated investors who qualify as "accredited investors" under rule 501(a)(5) or 501(a)(6) of Regulation D (if a Consultant is an individual) or, if not an individual, meet the standards of an "accredited investor" under rule 501(a) of Regulation D. Qualified Participants (as defined below) of Consultants may invest in a Partnership.

[9] The inclusion of partnerships, corporations, or other entities that are controlled by Eligible Employees who are individuals in the definition of "Qualified Investment Vehicle" is intended to enable these individuals to make investments in the Partnerships through personal investment vehicles over which they exercise investment discretion or other investment vehicles the management or affairs of which they otherwise

8. The terms of a Partnership will be fully disclosed to each Eligible Employee, and, if applicable, to a Qualified Participant, at the time they are invited to participate in the Partnership. Each Eligible Employee and their Qualified Participants will be furnished with offering materials, including a copy of the partnership agreement or other organizational document (the "Partnership Agreement") for the relevant Partnership. Each Partnership will send its Partners annual financial statements within 120 days after the end of the fiscal year of such Partnership, or as soon as practicable thereafter. The annual financial statements of each Partnership will be audited by independent certified public accountants,[10] except under certain circumstances in the case of Partnerships formed to make a single Portfolio Investment.[11] As soon as practicable after the end of each tax year of a Partnership, a report will be transmitted to each Partner showing such Partner's share of income, gains, losses, credits, deductions, and other tax items for U.S federal income tax purposes, resulting from the Partnership's operations during that year.

9. Interests in each Partnership will be non-transferable except with the prior written consent of the General Partner, and, in any event, no person or entity will be admitted into a Partnership as a Participant unless such person is (a) an Eligible Employee, (b) a Qualified Participant of an Eligible Employee, or (c) a JPMorgan Chase entity. The Interests in the Partnerships will be sold without a sales load.

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control. In the case of a partnership, corporation, or other entity controlled by a Consultant, individual participants will be limited to senior level employees, members, or partners of the Consultant who are responsible for the activities of the Consultant, will be required to qualify as "accredited investors" under rule 501(a)(5) or 501(a)(6) of Regulation D and will have access to the directors and officers of the General Partner.

[10] "Audit" will have the meaning defined in rule 1-02(d) of Regulation S-X.

10.   An Eligible Employee's interest in a Partnership may be subject to repurchase or cancellation if: (a) the Eligible Employee's relationship with JPMorgan Chase is terminated for cause; (b) a former Eligible Employee becomes employed by, or a partner in, consultant to or otherwise joins any firm that the General Partner determines, in its reasonable discretion, to be competitive with any business of JPMorgan Chase; or (c) the Eligible Employee voluntarily resigns his or her employment with JPMorgan Chase or otherwise has his or her employment terminated for any other reason. Upon repurchase or cancellation, the General Partner will pay to the Eligible Employee at least the lesser of (a) the amount actually paid by the Eligible Employee to acquire the Interest (less prior distributions, plus interest), and (b) the fair market value of the Interest as determined at the time of repurchase or cancellation by the General Partner. The terms of any repurchase or cancellation will apply equally to any Qualified Participant of an Eligible Employee.

11.   It is possible that an investment program may be structured in which a Partnership will co-invest in a portfolio company (or a pooled investment vehicle) with JPMorgan Chase or an investment fund or separate account, organized primarily for the benefit of investors who are not affiliated with JPMorgan Chase, over which a JPMorgan Chase entity exercises investment discretion or which is sponsored by a JPMorgan Chase entity (a "JPMorgan Chase Third Party Fund"). It is also possible that an investment program may be structured in which a Partnership will invest in an investment fund or pooled investment vehicle for which entities or persons unaffiliated with JPMorgan Chase are the sponsors or investment advisers (a "Third Party Sponsored Fund"). Any JPMorgan

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[11] In such cases, audited financial statements will be prepared for either the Partnership or the entity that is the subject of the Portfolio Investment. Where a Partnership is formed to make a single investment, that

Chase entity's (other than a JPMorgan Chase Third Party Fund's) co-investment in a Third Party Sponsored Fund will be subject to the restrictions contained in condition 3 below. The General Partner will not delegate management and investment discretion for the Partnership to the sponsor of the Third Party Sponsored Fund.

12.   If a General Partner elects to recommend that a Partnership enter into any side-by-side investment with an unaffiliated entity (including a Third Party Sponsored Fund), the General Partner will be permitted to engage as a sub-investment adviser the unaffiliated entity (an "Unaffiliated Subadviser"), which will be responsible for the management of such side-by-side investment. If an Unaffiliated Subadviser is entitled to receive a carried interest, it may also act as an additional General Partner of a Partnership solely in order to address certain tax issues relating to such carried interest. In all such instances, however, a JPMorgan Chase entity will also be a General Partner of the Partnership and will have exclusive responsibility for making the determinations required to be made by the General Partner under the requested order. No Unaffiliated Subadviser will beneficially own any outstanding securities of any Partnership.

13.   Subject to the terms of the applicable Partnership Agreement, a Partnership will be permitted to enter into transactions involving (a) a JPMorgan Chase entity, (b) a portfolio company, (c) any Participant or person or entity affiliated with a Participant, (d) a JPMorgan Chase Third Party Fund, or (e) any person or entity who is not affiliated with JPMorgan Chase and is a partner or other investor in a JPMorgan Chase Third Party Fund or a Third Party Sponsored Fund (a "Third Party Investor").

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investment will not be an entity relying on section 3(c)(7) of the Act.

14.	If the General Partner or a JPMorgan Chase entity makes a loan to a Partnership, the loan would bear interest at a rate no less favorable than the rate obtainable in an arm's length transaction. Any indebtedness of a Partnership will be without recourse to the Participants. A Partnership will not borrow from any person if the borrowing would cause any person not named in section 2(a)(13) of the Act to own securities of the Partnership (other than short term paper).

15.	A Partnership will not acquire any security issued by a registered investment company if, immediately after such acquisition, the Partnership will own more than 3% of the outstanding voting stock of the registered investment company.

Applicants' Legal Analysis:

1.	Section 6(b) of the Act provides, in part, that the Commission will exempt employees' securities companies from the provisions of the Act to the extent that the exemption is consistent with the protection of investors. Section 6(b) provides that the Commission will consider, in determining the provisions of the Act from which the company should be exempt, the company's form of organization and capital structure, the persons owning and controlling its securities, the price of the company's securities and the amount of any sales load, how the company's funds are invested, and the relationship between the company and the issuers of the securities in which it invests. Section 2(a)(13) defines an employees' securities company, in relevant part, as any investment company all of whose securities (other than short-term paper) are beneficially owned (a) by current or former employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family members of such persons, or (c) by such employer or employers together with any of the persons in (a) or (b).

2.	Section 7 of the Act generally prohibits investment companies that are not

registered under section 8 of the Act from selling or redeeming their securities. Section

6(e) of the Act provides that, in connection with any order exempting an investment

company from any provision of section 7, certain provisions of the Act, as specified by

the Commission, will be applicable to the company and other persons dealing with the

company as though the company were registered under the Act.   Applicants request an

order under sections 6(b) and 6(e) of the Act exempting the Partnerships from all the

provisions of the Act, except section 9, and sections 36 through 53, and the rules and

regulations under the Act. With respect to sections 17 and 30 of the Act, and the rules and

regulations thereunder, and rule 38a-1 under the Act, the exemption is limited as set forth in

the application.

3.	Section 17(a) generally prohibits any affiliated person of a registered

investment company, or any affiliated person of an affiliated person, acting as principal,

from knowingly selling or purchasing any security or other property to or from the

company. Applicants request an exemption from section 17(a) of the Act to permit a

JPMorgan Chase entity or a Third Party Fund (or any "affiliated person," as defined in the

Act, of any such entity or Third Party Fund), acting as principal, to purchase or sell

securities or other property to or from any Partnership or any company controlled by such

Partnership. Applicants state that the relief is requested to permit each Partnership the

flexibility to deal with its Portfolio Investments in the manner the General Partner deems

most advantageous to all Participants, including borrowing funds from a JPMorgan

Chase entity, restructuring its investments, having its investments redeemed, tendering

such Partnership's securities or negotiating options or implementing exit strategies with respect to its investments. Applicants state the requested exemption is sought to ensure that a JPMorgan Chase Third Party Fund or a Third Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Partnership's participation in an investment opportunity.

4.   Applicants believe an exemption from section 17(a) is consistent with the policy of each Partnership and the protection of investors and necessary to promote the basic purpose of such Partnership. Applicants state that the Participants in each Partnership will be fully informed of the possible extent of such Partnership's dealings with JPMorgan Chase, and, as successful professionals employed in investment and financial planning, will be able to understand and evaluate the attendant risks. Applicants assert that the community of interest among the Participants in each Partnership, on the one hand, and JPMorgan Chase, on the other hand, is the best insurance against any risk of abuse. Applicants, on behalf of the Partnerships, acknowledge that any transactions otherwise subject to section 17(a) of the Act, for which exemptive relief has not been requested, would require approval of the Commission. Applicants further acknowledge that the requested relief will not extend to any transactions between a Partnership and an Unaffiliated Subadviser or an affiliated person of the Unaffiliated Subadviser, or between a Partnership and any person who is not an employee, officer or director of JPMorgan Chase or is an entity outside of JPMorgan Chase and is an affiliated person of the Partnership as defined in Section 2(a)(3)(E) of the Act ("Advisory Person") or any affiliated person of such person.

5.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit any affiliated person of a registered investment company, or any affiliated person of such

person, acting as principal, from participating in any joint arrangement with the company

unless authorized by the Commission. Applicants request relief to permit affiliated persons

of each Partnership, or affiliated persons of any of these persons, to participate in, or

effect any transaction in connection with, any joint enterprise or other joint

arrangement or profit-sharing plan in which a Partnership or a company controlled by

the Partnership is a participant. The exemption requested would permit, among other

things, co-investments by each Partnership and by individual members or employees,

officers, directors, or Consultants of JPMorgan Chase making their own individual

investment decisions apart from JPMorgan Chase. Applicants acknowledge that the

requested relief will not extend to any transaction in which an Unaffiliated Subadviser or

an Advisory Person or an affiliated person of either has an interest.

6.   Applicants assert that compliance with section 17(d) would cause a

Partnership to forego investment opportunities simply because a Participant in such

Partnership or other affiliated person of such Partnership (or any affiliate of such a

person) also had, or contemplated making, a similar investment. Applicants further assert

that attractive investment opportunities of the types considered by a Partnership often

require each participant in the transaction to make available funds in an amount that may

be substantially greater than those that may be available to such Partnership alone.

Applicants contend that, as a result, the only way in which a Partnership may be able to

participate in such opportunities may be to co-invest with other persons, including its

affiliates. Applicants assert that the flexibility to structure co-investments and joint

investments will not involve abuses of the type section 17(d) and rule 17d-1 were

designed to prevent.

7.   Applicants state that side-by-side investments held by a JPMorgan Chase Third Party Fund, or by a JPMorgan Chase entity in a transaction in which the JPMorgan Chase investment was made pursuant to a contractual obligation to a JPMorgan Chase Third Party Fund, will not be subject to condition 3 below. All other side-by-side investments held by JPMorgan Chase entities will be subject to condition 3 below. Applicants assert that in structuring a JPMorgan Chase Third Party Fund, it is common for the unaffiliated investors of such fund to require that JPMorgan Chase invest its own capital in Third Party Fund investments, either through the Third Party Fund or on a side-by-side basis, and that such JPMorgan Chase investments be subject to substantially the same terms as those applicable to the Third Party Fund's investments. Applicants state that it is important that the interests of the JPMorgan Chase Third Party Fund take priority over the interests of the Partnerships, and that the activities of the JPMorgan Chase Third Party Fund not be burdened or otherwise affected by activities of the Partnerships. Applicants also state that the relationship of a Partnership to a JPMorgan Chase Third Party Fund is fundamentally different from such Partnership's relationship to JPMorgan Chase. Applicants contend that the focus of, and the rationale for, the protections contained in the application are to protect the Partnerships from any overreaching by JPMorgan Chase in the employer/employee context, whereas the same concerns are not present with respect to the Partnerships vis-à-vis the investors of a JPMorgan Chase Third Party Fund.

8.   Section 17(e) of the Act and rule 17e-1 under the Act limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company. Applicants request an exemption from section 17(e) to permit a JPMorgan Chase

entity (including the General Partner), acting as an agent or broker, to receive placement

fees, advisory fees, or other compensation from a Partnership in connection with the

purchase or sale by the Partnership of securities, provided that such placement fees,

advisory fees, or other compensation are deemed "usual and customary." Applicants state

that for purposes of the application, fees or other compensation that are charged or received

by a JPMorgan Chase entity will be deemed "usual and customary" only if (a) the

Partnership is purchasing or selling securities with other unaffiliated third parties, including

JPMorgan Chase Third Party Funds or Third Party Investors who are also similarly

purchasing or selling securities, (b) the fees or compensation being charged to the

Partnership are also being charged to the unaffiliated third parties, including JPMorgan

Chase Third Party Funds or Third Party Investors, and (c) the amount of securities being

purchased or sold by the Partnership does not exceed 50% of the total amount of securities

being purchased or sold by the Partnership and the unaffiliated third parties, including

JPMorgan Chase Third Party Funds or Third Party Investors. Applicants assert that,

because JPMorgan Chase does not wish to appear to be favoring the Partnerships,

compliance with section 17(e) would prevent a Partnership from participating in

transactions where the Partnership is being charged lower fees than unaffiliated third

parties. Applicants assert that the fees or other compensation paid by a Partnership to a

JPMorgan Chase entity will be the same as those negotiated at arm's length with

unaffiliated third parties.

9.   Rule 17e-1(b) under the Act requires that a majority of directors who are not

"interested persons" (as defined in section 2(a)(19) of the Act) take actions and make

approvals regarding commissions, fees, or other remuneration. Rule 17e-1(c) under the Act requires each investment company relying on the rule to satisfy the fund governance

standards defined in rule 0-1(a)(7) under the Act. Applicants request an exemption from

rule 17e-1 to the extent necessary to permit each Partnership to comply with the rule

without having a majority of the directors of the General Partner who are not interested

persons take actions and make approvals as set forth in paragraph (b) of the rule, and

without having to satisfy the standards set forth in paragraph (c) of the rule. Applicants

state that because all the directors of the General Partner will be affiliated persons, without

the relief requested, a Partnership could not comply with rule 17e-1. Applicants state that

each Partnership will comply with rule 17e-1 by having a majority of the directors of the

General Partner take actions and make approvals as set forth in the rule. Applicants state

that each Partnership will otherwise comply with rule 17e-1.

10.   Section 17(f) of the Act designates the entities that may act as investment

company custodians, and rule 17f-1 under the Act imposes certain requirements when the

custodian is a member of a national securities exchange. Applicants request an exemption

from section 17(f) and rule 17f-1 to permit a JPMorgan Chase entity to act as custodian

without a written contract. Applicants also request an exemption from the rule 17f-1(b)(4)

requirement that an independent accountant periodically verify the assets held by the

custodian. Applicants state that, given the community of interest of all the parties involved

and the existing requirement for an independent audit, compliance with the rule's

requirement would be unnecessary. Each Partnership will otherwise comply with the

provisions of rule 17f-1.

11.   Rule 17f-2 under the Act specifies requirements that must be satisfied

for a registered management investment company to act as custodian of its own investments. Applicants request an exemption from rule 17f-2 to permit the following exceptions from the requirements of rule 17f-2: (a) a Partnership's investments may be kept in the locked files of the General Partner (or a JPMorgan Chase entity) for purposes of paragraph (b) of the rule; (b) for purposes of paragraph (d) of the rule, (i) employees of the General Partner (or a JPMorgan Chase entity) will be deemed to be employees of the Partnerships, (ii) officers or managers of the General Partner of a Partnership (or a JPMorgan Chase entity) will be deemed to be officers of the Partnership, and (iii) the General Partner of a Partnership (or a JPMorgan Chase entity) or its board of directors will be deemed to be the board of directors of the Partnership; and (c) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees of the General Partner (or a JPMorgan Chase entity) each of whom shall have sufficient knowledge, sophistication and experience in business matters to perform such examination. Applicants expect that some of the Partnerships' investments may be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. Applicants assert that these instruments are most suitably kept in the files of the General Partner (or a JPMorgan Chase entity), where they can be referred to as necessary. Applicants will comply with all other provisions of rule 17f-2.

12. Section 17(g) of the Act and rule 17g-1 under the Act generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons take certain actions and give certain approvals relating to fidelity bonding. The rule also requires that the board of directors of an investment company

relying on the rule satisfy the fund governance standards, as defined in rule 0-1(a)(7).

Applicants request relief to permit the General Partner, who may be deemed to be an

interested person, to take actions and make approvals as set forth in the rule. Applicants

state that, because the General Partner will be an interested person of the Partnerships, the

Partnerships could not comply with rule 17g-1 without the requested relief. Applicants also

request an exemption from the requirements of rule 17g-l(g) and (h) relating to the filing of

copies of fidelity bonds and related information with the Commission and the provision of

notices to the board of directors and an exemption from the requirements of rule 17g-1(j)(3)

relating to compliance with the fund governance standards. The Partnerships will comply

with all other requirements of rule 17g-1.

13. Section 17(j) of the Act and paragraph (b) of rule 17j-1 under the Act make

it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in

connection with the purchase or sale of a security held or to be acquired by a registered

investment company. Rule 17j-1 also requires that every registered investment company

adopt a written code of ethics and that every access person of a registered investment

company report personal securities transactions. Applicants request an exemption from the

provisions of rule 17j-1, except for the anti-fraud provisions of paragraph (b), because they

are burdensome and unnecessary as applied to the Partnerships. The relief requested will

extend only to entities within JPMorgan Chase and is not requested with respect to any

Unaffiliated Subadviser or Advisory Person.

14. Applicants request an exemption from the requirements in sections 30(a),

30(b), and 30(e) of the Act, and the rules under those sections, that registered investment

companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. Applicants contend that the forms prescribed by the Commission for periodic reports have little relevance to a Partnership and would entail administrative and legal costs that outweigh any benefit to the Participants in such Partnership. Applicants request relief to the extent necessary to permit each Partnership to report annually to its Participants. Applicants also request relief from the requirements of section 30(h), to the extent necessary to exempt the General Partner of each Partnership, directors and officers of the General Partner and any other persons who may be deemed members of an advisory board or investment adviser (and affiliated persons thereof) of such Partnership from filing Forms 3, 4 and 5 under Section 16 of the Exchange Act with respect to their ownership of Interests in such Partnership. Applicants believe that, because there will be no trading market and the transfers of Interests will be severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.

15. Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer. Applicants state that each Partnership will comply with rule 38a-1(a), (c) and (d), except that (a) since the Partnership does not have a board of directors, the board of directors (or similar body) of the General Partner will fulfill the responsibilities assigned to the Partnership's board of directors under the rule, (b) since the board of directors of the General Partner does not have any disinterested members, approval by a majority of the disinterested board members required by rule 38a-1 will not be obtained, and (c) since the board of directors of the General Partner does not have any disinterested directors, the Partnerships will

comply with the requirement in rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the board of directors of the General Partner as constituted.

<u>Applicants' Conditions</u>:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each proposed transaction otherwise prohibited by section 17(a) or section 17(d) and rule 17d-1 to which a Partnership is a party (the "Section 17 Transactions") will be effected only if the General Partner determines that:

(a)   the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Participants of the participating Partnership and do not involve overreaching of such Partnership or its Participants on the part of any person concerned, and

(b)   the Section 17 Transaction is consistent with the interests of the Participants of the participating Partnership, such Partnership's organizational documents and such Partnership's reports to its Participants.

In addition, the General Partner will record and will preserve a description of all Section 17 Transactions, the General Partner's findings and the information or materials upon which the General Partner's findings are based and the basis for the findings. All such records will be maintained for the life of the Partnership and at least six years thereafter, and will be subject to examination by the Commission and its staff. Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

2.   The General Partner will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Partnership, or any affiliated person of such a person, promoter or principal underwriter.

3.   The General Partner will not make on behalf of a Partnership any investment in which a Co-Investor (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which such Partnership and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment, (a) gives such General Partner sufficient, but not less than one day's, notice of its intent to dispose of its investment, and (b) refrains from disposing of its investment unless the participating Partnership holding such investment has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with, the Co-Investor. The term "Co-Investor" with respect to any Partnership means any person who is: (a) an "affiliated person" (as defined in section 2(a)(3) of the Act) of such Partnership (other than a JPMorgan Chase Third Party Fund); (b) a JPMorgan Chase entity; (c) an officer, director or partner of a JPMorgan Chase entity; or (d) an entity (other than a JPMorgan Chase Third Party Fund) in which the General Partner acts as a general partner or has a similar capacity to control the sale or other disposition of the entity's securities. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a "Parent") of which such Co-Investor is a direct or indirect

wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent;

(b) to immediate family members of such Co-Investor, including step and adoptive

relationships, or to a trust or other investment vehicle established for any such immediate

family member; or (c) when the investment is comprised of securities that are (i) listed on

any exchange registered as a national securities exchange under section 6 of the 1934 Act;

(ii) NMS stocks pursuant to section 11A(a)(2) of the 1934 Act and rule 600(b) of

Regulation NMS thereunder; (iii) government securities as defined in section 2(a)(16) of the

Act or other securities that meet the definition of "Eligible Security" in rule 2a-7 under the

Act; or (iv) listed on or traded on any foreign securities exchange or board of trade that

satisfies regulatory requirements under the law of the jurisdiction in which such foreign

securities exchange or board of trade is organized similar to those that apply to a national

securities exchange or a national market system for securities.

4.   Each Partnership and its General Partner will maintain and preserve, for the

life of such Partnership and at least six years thereafter, such accounts, books, and other

documents as constitute the record forming the basis for the audited financial statements

that are to be provided to the Participants in such Partnership, and each annual report of

such Partnership required to be sent to such Participants, and agree that all such records will

be subject to examination by the Commission and its staff. Each Partnership will preserve

the accounts, books and other documents required to be maintained in an easily accessible

place for the first two years.

5.   The General Partner of each Partnership will send to each Participant in that

Partnership, at any time during the fiscal year then ended, Partnership financial statements

audited by such Partnership's independent accountants, except in the case of a Partnership formed to make a single Portfolio Investment. In such cases, the partnership may send unaudited financial statements, but each Participant will receive financial statements of the single Portfolio Investment audited by such entity's independent accountants. At the end of each fiscal year, the General Partner will make a valuation or have a valuation made of all of the assets of the Partnership as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Partnership. In addition, within 120 days after the end of each fiscal year of each Partnership or as soon as practicable thereafter, the General Partner will send a report to each person who was a Participant at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Participant of his, her or its U.S. federal and state income tax returns and a report of the investment activities of the Partnership during that fiscal year.

6.   If a Partnership makes purchases or sales from or to an entity affiliated with the Partnership by reason of an officer, director or employee of JPMorgan Chase (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Partnership's determination of whether or not to effect the purchase or sale.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary